ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

[redacted]

File No. 82-34673
August 7, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

<u>Nomura Research Institute, Ltd. - 12g3-2(b) Exemption</u>

Ladies and Gentlemen:

In connection with the exemption of Nomura Research Institute, Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Press release dated July 10, 2007 and entitled "Notice Concerning Determination of Terms of Issuance of Stock Options (Stock Acquisition Rights)";

2. Summary of Quarterly Business Report for the First Quarter ended June 30, 2007 (Consolidated), dated July 25, 2007;

3. 1st Quarter FY March 2008 Financial Results dated July 25, 2007;

4. Press release dated July 25, 2007 and entitled "Revisions to Forecasts of Financial Results and Dividends for the Fiscal Year Ended March 31, 2008"; and

5. Brief Description of Japanese Language Documents.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1182, facsimile +813-6888-3182).

Very truly yours,

Hironori Shibata

Enclosure

[Translation]

July 10, 2007

To whom it may concern

Nomura Research Institute, Ltd.
Akihisa Fujinuma
President, CEO & COO
(TSE First Section Ticker Code No. 4307)

Notice Concerning Determination of
Terms of Issuance of Stock Options (Stock Acquisition Rights)

Notice is hereby provided that, regarding the issuance of stock acquisition rights as stock options resolved at the meeting of the Board of Directors of the Company held on June 22, 2007, terms such as the Exercise Price of stock acquisition rights have been determined, the details of which are as described below.

Contents

1. Nomura Research Institute, Ltd. Stock Acquisition Rights - 8th Series

(1) Total Number of Stock Acquisition Rights

4,225.

(2) Option Holders of Allocation of Stock Acquisition Rights, their Number and Number of Stock Acquisition Rights to be Allocated

4,225 stock acquisition rights will be allocated to 8 Directors of the Company, 29 Executive Officers and Employees (treated as officers) of the Company, and 6 Directors of the Company's subsidiaries.

(3) Amount to be Paid for Stock Acquisition Rights

No money is required to be paid in exchange for the stock acquisition rights, and it will not be a specifically favorable condition to persons who will receive allocations.

(4) Type and Number of Shares Subject to Stock Acquisition Rights

The number of shares to be issued upon exercise of one stock acquisition right shall be 100 shares of common stock of the Company.

(5) Amount of Assets to be Invested upon Exercise of Stock Acquisition Rights

(a) Amount of assets to be invested upon exercise of stock acquisition rights (per stock acquisition right)

368,000 yen

(b) Exercise price of stock acquisition right (per share)

3,680 yen

(6) Aggregate Issue Price in the Event of Issuance of Shares upon Exercise of Stock Acquisition Rights

1,554,800,000 yen

(7) Amount of Increase in Capital in the Event of Issuance of Shares upon Exercise of Stock Acquisition Rights

2,355 yen per share

(8) Stock Price Per Share at the Time of Exercise of Stock Acquisition Rights

No stock acquisition rights may be exercised until the closing prices of the shares of common stock of the Company on the Tokyo Stock Exchange (regular way) are equal to or exceed 4,100 yen, for five consecutive trading days (but excluding days on which there was no closing price) from the Allocation Date to the exercise date of stock acquisition rights.

2. Nomura Research Institute, Ltd. Stock Acquisition Rights - 9th Series

(1) Total Number of Stock Acquisition Rights

965.

(2) Option Holders of Allocation of Stock Acquisition Rights, their Number and Number of Stock Acquisition Rights to be Allocated

965 stock acquisition rights will be allocated to 8 Directors of the Company, 32 Executive Officers and Employees (treated as officers) of the Company, and 6 Directors of the Company's subsidiaries.

(3) Amount to be Paid for Stock Acquisition Rights

No money is required to be paid in exchange for the stock acquisition rights, and it will not be a specifically favorable condition to persons who will receive allocations.

(4) Type and Number of Shares Subject to Stock Acquisition Rights

The number of shares to be issued upon exercise of one stock acquisition right shall be 100 shares of common stock of the Company.

(5) Amount of Increase in Capital in the Event of Issuance of Shares upon Exercise of Stock Acquisition Rights

1,810 yen per share

(Note) The particulars of the issuance of stock acquisition rights, other than those mentioned above, have been released on June 22, 2007.

(For Reference)

Allocation Date of Stock Acquisition Rights

July 10, 2007

Period for Exercise of Stock Acquisition Rights

For Nomura Research Institute, Ltd. Stock Acquisition Rights - 8th Series, from July 1, 2010 to June 30, 2014.

For Nomura Research Institute, Ltd. Stock Acquisition Rights - 9th Series, from July 1, 2008 to June 30, 2009.

[Contact]

Mr. Ueoka
Investor Relations Office
Tel: 03-6660-8390
E-mail: ir@nri.co.jp

File No. 82-34673

[Summary Translation]

Summary of Quarterly Business Report for the First Quarter ended June 30, 2007 (Consolidated)

July 25, 2007

Nomura Research Institute, Ltd.
(URL http://www.nri.co.jp/)

(Code Number: 4307
Tokyo Stock Exchange, First Section)

Rep.: Akihisa Fujinuma
President, CEO & COO

Attn.: Hiroyuki Fujiwara
Treasurer

Tel.: (045) 333-8100

1. Summary of Consolidated Business Results for the First Quarter ended June 30, 2007 (April 1, 2007 through June 30, 2007)

(1) Consolidated Results of Operations

(rounded down to the nearest one million yen)

	Sales	Operating Profit	Current Profit	Net Profit (Three Months)
Three Months ended June 30, 2007	¥77,486 million (13.3%)	¥10,742 million (30.7%)	¥12,307 million (31.3%)	¥8,061 million (42.7%)
Three Months ended June 30, 2006	¥68,383 million (12.7%)	¥8,220 million (31.2%)	¥9,376 million (37.8%)	¥5,647 million (42.6%)
(For reference) Year ended March 31, 2007	¥322,531 million	¥43,897 million	¥46,099 million	¥27,019 million

	Net Profit per Share	Net Profit per Share (fully diluted)
Three Months ended June 30, 2007	¥39.60	¥39.54
Three Months ended June 30, 2006	¥139.02	¥138.83
(For reference) Year ended March 31, 2007	¥664.77	¥663.50

(Notes)

1. *The percentage figures which appear in Sales, Operating Profit, etc. are compared to the comparable quarter of the prior year.*
2. *A five-for-one share split was implemented effective April 1, 2007.*

(2) Consolidated Financial Condition

	Total Assets	Net Assets	Ratio of Shareholders' Equity to Assets	Net Assets per Share
Three Months ended June 30, 2007	¥341,644 million	¥217,541 million	63.6%	¥1,066.45
Three Months ended June 30, 2006	¥273,204 million	¥200,978 million	73.6%	¥4,947.20
(For reference) Year ended March 31, 2007	¥371,458 million	¥216,232 million	58.1%	¥5,304.20

(Note)

A five-for-one share split was implemented effective April 1, 2007.

(3) Consolidated Statement of Cash Flow

	Net Cash provided by Operating Activities	Net Cash provided by Investing Activities	Net Cash provided by Financing Activities	Net Cash and Cash Equivalents at End of Period
Three Months ended June 30, 2007	-¥1,322 million	-¥21,390 million	-¥4,094 million	¥89,181 million
Three Months ended June 30, 2006	-¥1,719 million	¥4,083 million	-¥3,523 million	¥49,566 million
(For reference) Year ended March 31, 2007	¥39,583 million	-¥18,578 million	¥44,040 million	¥115,854 million

2. Forecast of Consolidated Business Results for the Fiscal Year ended March 31, 2008 (April 1, 2007 through March 31, 2008)

(1) Forecast of Business Results

(Percentage figures are compared to the comparable period of the prior year)

	Sales	Operating Profit	Current Profit	Net Profit	Net Profit per Share
Interim	¥160,000 million (9.3%)	¥25,000 million (20.0%)	¥27,000 million (20.0%)	¥17,000 million (26.1%)	¥83.50
Annual	¥350,000 million (8.5%)	¥52,000 million (18.5%)	¥55,000 million (19.3%)	¥33,500 million (24.0%)	¥164.54

(2) Forecast of Dividends

	Dividends per Share			Dividend Payout Ratio
	Interim	Year End	Annual	
Year ended March 31, 2008	¥24.00	¥24.00	¥48.00	29.2%

* *There were changes in the forecast of business results and dividends.*

The forecast of business results is calculated based on the information which is currently available to the Company. Therefore, the actual figures of sales and profit may differ due to subsequent various factors such as uncertain factors inherent in the forecast and future changes in the business operation environment. Furthermore, dividends per share are premised on the current operational environment and the forecast of business results. For the conditions precedent regarding the forecasts of business results and other matters relating thereto, please refer to the press release entitled "Revisions to Forecasts of Financial Results and Dividends for the Fiscal Year Ended March 31, 2008 ", which was announced today.

3. Others

(1) Changes in significant subsidiaries during the year (Changes in specified subsidiaries resulting in change in scope of consolidation)

None.

(2) Adoption of simplified accounting method

Applicable.

(3) Changes in the accounting method from the latest consolidated accounting year

None.

File No.82-34673

NRI

1st Quarter FY March 2008
Financial Results

Nomura Research Institute, Ltd.

July 25, 2007

I. 1Q FY March 2008 Financial Results (Consolidated)

(1) Highlights

(Unit: JPY million)

	1Q FY Mar.2007 (Apr.2006-Jun.2006)	Progress	1Q FY Mar.2008 (Apr.2007-Jun.2007)	Progress	YoY		FY Mar.2007 (Apr.2006-Mar.2007)
	Amount	%	Amount	%	Diff.	Change (%)	Amount
Sales	68,383	21.2	77,486	23.1	9,102	13.3	322,531
Cost of Sales	50,420	-	54,837	-	4,416	8.8	234,578
Gross Profit	17,962	-	22,649	-	4,686	26.1	87,953
(Gross Profit Margin)	26.3%	-	29.2%	-	3.0P		27.3%
SG&A	9,741	-	11,906	-	2,164	22.2	44,055
Operating Profit	8,220	18.7	10,742	23.4	2,522	30.7	43,897
(Operating Profit Margin)	12.0%	-	13.9%	-	1.8P		13.6%
Non-operating gain and loss	1,156	-	1,564	-	408	35.3	2,202
Other Income and Expence	6	-	1,385	-	1,378	-	644
Net Income	5,647	-	8,061	-	2,413	42.7	27,019
Earnings per Share	JPY 27.80	-	JPY 39.60	-	JPY 11.79	42.4	JPY 132.95

*1 Earnings per share of 1Q FY March 2007 are calculated retroactively by stock split (1:5).
*2 1Q FY Mar.2008 progress is based on the financial results forecast released on April 26, 2007.

(2) Sales by sector

(Unit: JPY million)

	1Q FY Mar 2007 (Apr 2006 - Jun 2006)		1Q FY Mar 2008 (Apr 2007 - Jun 2007)		YoY		FY Mar 2007 (Apr 2006 - Mar 2007)	
	Amount	Share (%)	Amount	Share (%)	Diff	Change (%)	Amount	Share (%)
Financial	42,878	62.7	52,171	67.3	9,293	21.7	210,997	65.4
Distribution	11,659	17.1	11,185	14.4	(474)	(4.1)	45,637	14.1
Other Private	7,935	11.6	8,707	11.2	772	9.7	37,611	11.7
Public	5,909	8.6	5,421	7.0	(487)	(8.3)	28,285	8.8
Total	68,383	100.0	77,486	100.0	9,102	13.3	322,531	100.0
*Sales by major counterparties within the foregoing amounts								
Nomura Holdings	19,926	29.1	23,885	30.8	3,959	19.9	106,290	33.0
SEVEN & i HOLDINGS	8,013	11.7	9,005	11.6	991	12.4	36,195	11.2

*Figures, in principle, include sales to subsidiaries. Sales via leasing and other companies include sales to customers ultimately receiving services and other products.

*Amounts of less than JPY million were rounded down.

(3) Sales and Operating Profit by segment

From Fiscal Year March 2007, the Company has changed the classification of its business segment, to Consulting Services and IT Solution Services, (which were formerly classified as Consulting & Knowledge Services and System Solution Services, in order to better reflect its business operation). Accordingly, information as of 1Q Fiscal year March 2007, has been reclassified to conform with the current classification.

Consulting Services

(Unit: JPY million)

	1Q FY Mar.2007 (Apr.2006-Jun.2006)		1Q FY Mar.2008 (Apr.2007-Jun.2007)		YoY		FY Mar.2007 (Apr.2006-Mar.2007)	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)	Amount	Share (%)
Sales	6,079	8.9	6,389	8.2	309	5.1	29,870	9.3
Operating Profit	829		196		(632)	(76.3)	4,444	
Operating Profit Margin	13.6%		3.1%		(10.6P)		14.9%	

IT Solution Services

(Unit: JPY million)

	1Q FY Mar.2007 (Apr.2006-Jun.2006)		1Q FY Mar.2008 (Apr.2007-Jun.2007)		YoY		FY Mar.2007 (Apr.2006-Mar.2007)	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)	Amount	Share (%)
System Development & System Application Sales	26,698	39.0	34,397	44.4	7,699	28.8	135,702	42.1
System Management & Operations	30,389	44.4	34,380	44.4	3,991	13.1	126,596	39.3
Product Sales	5,215	7.6	2,318	3.0	(2,897)	(55.5)	30,363	9.4
Sales	62,303	91.1	71,096	91.8	8,793	14.1	292,661	90.7
Operating Profit	7,391		10,546		3,155	42.7	39,452	
Operating Profit Margin	11.9%		14.8%		3.0P		13.5%	

*Amounts of less than JPY million were rounded down.

(4) Order Volume and Order Backlog

Order Volume

(Unit: JPY million)

	1Q FY Mar 2007 (Apr 2006 - Jun 2006)	1Q FY Mar 2008 (Apr 2007 - Jun 2007)	YoY	
	Amount	Amount	Diff.	Change (%)
Consulting Services	10,154	10,434	280	2.8
System Development & System Application Sales	35,280	45,982	10,702	30.3
System Management & Operations	8,571	15,197	6,625	77.3
Product Sales	4,190	2,312	(1,878)	(44.8)
IT Solution Services	48,042	63,492	15,449	32.2
Total	58,197	73,927	15,730	27.0

Order Backlog(Outstanding)

(Unit: JPY million)

	At end of 1Q FY Mar 2007	At end of 1Q FY Mar 2008	YoY	
	Amount	Amount	Diff.	Change (%)
Consulting Services	7,364	7,098	(265)	(3.6)
System Development & System Application sales	31,392	34,005	2,613	8.3
System Management & Operations	83,064	90,510	7,446	9.0
IT Solution Services	114,456	124,515	10,059	8.8
Total	121,821	131,614	9,793	8.0

*Amounts of less than JPY million were rounded down.

(5) Subcontracting Costs

Subcontracting Costs by segment & Percentage in actual production

(Unit: JPY million)

	1Q FY Mar 2007 (Apr 2006 - Jun 2006)		1Q FY Mar 2008 (Apr 2007 - Jun 2007)		YoY		FY Mar 2007 (Apr 2006 - Mar 2007)	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)	Amount	Share (%)
Consulting Services	834	25.9	1,059	28.7	224	26.9	5,566	33.4
System Development & System Application Sales	14,062	64.6	19,283	68.2	5,220	37.1	69,154	67.7
System Management & Operations	6,581	31.5	7,636	32.4	1,055	16.0	27,603	31.4
IT Solution Services	20,643	48.4	26,919	52.0	6,276	30.4	96,758	50.9
Total	21,478	46.8	27,979	50.4	6,500	30.3	102,324	49.5
(Subcontracting Costs to China)	2,440	11.4	3,890	13.9	1,450	59.4	12,406	12.1

* Subcontracting costs to China & Percentage in total subcontracting costs.

*Amounts of less than JPY million were rounded down.

(6) Cash Flow

(Unit: JPY million)

	1Q FY Mar.2007 (Apr.2006-Jun.2006)	1Q FY Mar.2008 (Apr.2007-Jun.2007)	YoY		FY Mar.2007 (Apr.2006-Mar.2007)
	Amount	Amount	Diff	Change (%)	Amount
Income before income taxes	9,383	13,692	4,309	45.9	46,744
Gain/Loss from non-operating activities	(1,147)	(1,517)	(369)	32.2	(2,065)
Extraordinary gain/loss	7	(1,364)	(1,372)	-	(2,073)
Depreciation and amortization	4,024	3,430	(594)	(14.8)	19,795
Accounts receivable and other receivable, net of advance payments received	1,656	4,401	2,744	165.7	(8,040)
Allowance	(5,219)	(6,612)	(1,392)	26.7	2,801
Other	1,296	(1,869)	(3,166)	-	3,067
Subtotal	**10,001**	**10,159**	**158**	**1.6**	**60,229**
Interest and dividends received	811	1,236	424	52.3	1,642
Income taxes paid	(12,532)	(12,718)	(185)	1.5	(22,288)
Operating Activities	**(1,719)**	**(1,322)**	**397**	**(23.1)**	**39,583**
Acquisition of property and equipment	(1,279)	(7,442)	(6,162)	481.5	(11,685)
Increase in software and other intangibles	(2,277)	(4,345)	(2,067)	90.8	(12,434)
Subtotal: Capital expenditure	**(3,557)**	**(11,787)**	**(8,230)**	**231.4**	**(24,120)**
Increase in time deposits	(49)	(3,624)	(3,575)	-	(7,641)
Proceeds from time deposits	47	3,683	3,635	-	7,203
Increase in investment securities	(3,000)	(11,965)	(8,965)	298.8	(31,293)
Proceeds from sales and redemption of investment securities	10,621	2,286	(8,334)	(78.5)	44,160
Increase in long-term Loan	-	-	-	-	(7,245)
Other	21	17	(4)	(20.6)	359
Investing Activities	**4,083**	**(21,390)**	**(25,474)**	**-**	**(18,578)**
Free Cash Flow	**2,364**	**(22,712)**	**(25,077)**	**-**	**21,044**
(Free Cash Flow except Cash management purpose investment)	(5,067)	(10,809)	(5,741)	113.3	12,484
Net repayment of long-term debt	(60)	-	60	(100.0)	(240)
Proceeds from issuance of convertible bond	-	-	-	-	50,000
Purchase of treasury stock	52	116	64	122.4	776
Cash dividends paid	(3,516)	(4,210)	(694)	19.8	(6,496)
Financing Activities	**(3,523)**	**(4,094)**	**(570)**	**16.2**	**44,040**
Effect of exchange rate changes on Cash and cash equivalents	**(27)**	**134**	**161**	**-**	**56**
Net increase in Cash and cash equivalents	**(1,186)**	**(26,672)**	**(25,486)**	**-**	**65,101**
Cash and cash equivalents at beginning of year	**50,752**	**115,854**	**65,101**	**128.3**	**50,752**
Cash and cash equivalents at end of year	**49,566**	**89,181**	**39,615**	**79.9**	**115,854**
Cash and cash equivalents + Cash Management purpose investment	**67,829**	**119,128**	**51,299**	**75.6**	**133,477**

*Amounts of less than JPY million were rounded down.

Note: Cash management purpose investment are the investments to 3 months over time deposits and government bonds etc..
Cash management purpose investment (included in investing activities) are as follows.

	1Q FY Mar 2007 (Apr 2006-Jun 2006)	1Q FY Mar 2008 (Apr 2007-Jun 2007)	YoY		FY Mar 2007 (Apr 2006-Mar 2007)
	Amount	Amount	Diff	Change (%)	Amount
Increase in time deposits	(49)	(3,624)	(3,575)	-	(7,641)
Proceeds from time deposits	47	3,683	3,635	-	7,203
Increase in investment securities	(2,995)	(11,961)	(8,965)	299.3	(30,951)
Proceeds from sales and redemption of investment securities	10,430	-	(10,430)	(100.0)	39,910
(Total) Cash management purpose investment	7,432	(11,903)	(19,335)	-	8,520

*Amounts of less than JPY million were rounded down.

(7) Capital Expenditure

(Unit: JPY million)

	1Q FY Mar 2007 (Apr 2006 - Jun 2006)	1Q FY Mar 2008 (Apr 2007 - Jun 2007)	YoY		FY Mar 2007 (Apr 2006 - Mar 2007)
	Amount	Amount	Diff	Change (%)	Amount
Tangible	909	2,901	1,991	218.9	17,466
Intangible	2,346	4,339	1,992	84.9	12,456
Total	3,256	7,241	3,984	122.4	29,903

(8) Depreciation and Amortization

(Unit: JPY million)

	1Q FY Mar 2007 (Apr 2006 - Jun 2006)	1Q FY Mar 2008 (Apr 2007 - Jun 2007)	YoY		FY Mar 2007 (Apr 2006 - Mar 2007)
	Amount	Amount	Diff	Change (%)	Amount
Tangible	1,481	1,897	416	28.1	7,172
Intangible	2,542	1,532	(1,010)	(39.7)	12,622
Total	4,024	3,430	(593)	(14.8)	19,795

(9) R&D Expenditure

(Unit: JPY million)

	1Q FY Mar 2007 (Apr 2006 - Jun 2006)	1Q FY Mar 2008 (Apr 2007 - Jun 2007)	YoY		FY Mar 2007 (Apr 2006 - Mar 2007)
	Amount	Amount	Diff	Change (%)	Amount
Consulting Services	79	72	(6)	(8.2)	483
IT Solution Services	315	566	251	79.7	2,380
Total	394	639	244	62.1	2,864

*Amounts of less than JPY million were rounded down.

II. FY March 2008 Financial Results Forecasts (Consolidated)

Nomura Research Institute, Ltd. revised the financial results forecast for the fiscal year ended March 31, 2008 on July 25, 2007.

(1) Highlights

(Unit: JPY billion)

	FY Mar 2007 (Results)	FY Mar 2008 (Forecasts) <A>	YoY		FY Mar 2008 (Forecasts on Apr 26, 2007) <B>	A-B	
	Amount	Amount	Diff.	Change (%)	Amount	Amount	Change (%)
Sales	322.5	350.0	27.4	8.5	335.0	15.0	4.5
Operating Profit	43.8	52.0	8.1	18.5	46.0	6.0	13.0
Net Income	27.0	33.5	6.4	24.0	28.5	5.0	17.5
Operating Profit Margin	13.6%	14.9%	1.2P		13.7%	1.1P	
Earnings per share	JPY 132.95	JPY 164.54	JPY 31.58	23.8	JPY 140.02	JPY 24.52	17.5
1st Half	JPY 14.00	JPY 24.00	JPY 10.00	71.4	JPY 20.00	JPY 4.00	20.0
Fiscal Year	JPY 22.00	JPY 24.00	JPY 2.00	9.1	JPY 20.00	JPY 4.00	20.0
Dividends per share	JPY 36.00	JPY 48.00	JPY 12.00	33.3	JPY 40.00	JPY 8.00	20.0
Dividend payout ratio	27.1%	29.2%	2.1P		28.6%	0.6P	

* Earnings per share of FY March 2007 are calculated retroactively by stock split (1:5).

II. FY March 2008 Financial Results Forecasts (Consolidated)

[1st Half]

(Unit: JPY billion)

	FY Mar 2007 (Results)	FY Mar 2008 (Forecasts) <A>	YoY		FY Mar 2008 (Forecasts as of Apr 26, 2007) <B>	A-B	
	Amount	Amount	Diff	Change (%)	Amount	Amount	Change (%)
Sales	146.4	160.0	13.5	9.3	150.0	10.0	6.7
Operating Profit	20.8	25.0	4.1	20.0	21.0	4.0	19.0
Net Income	13.4	17.0	3.5	26.1	13.0	4.0	30.8
Operating Profit Margin	14.2%	15.6%	1.4P		14.0%	1.6P	

[2nd Half]

(Unit: JPY billion)

	FY Mar 2007 (Results)	FY Mar 2008 (Forecasts) <A>	YoY		FY Mar 2008 (Forecasts as of Apr 26, 2007) <B>	A-B	
	Amount	Amount	Diff	Change (%)	Amount	Amount	Change (%)
Sales	176.0	190.0	13.9	7.9	185.0	5.0	2.7
Operating Profit	23.0	27.0	3.9	17.1	25.0	2.0	8.0
Net Income	13.5	16.5	2.9	21.9	15.5	1.0	6.5
Operating Profit Margin	13.1%	14.2%	1.1P		13.5%	0.7P	

(2) Sales by sector

(Unit: JPY billion)

	FY Mar 2007 (Results)		FY Mar 2008 (Forecasts) <A>		YoY		FY Mar 2008 (Forecasts as of Apr. 26, 2007) <B>	A-B	
	Amount	Share (%)	Amount	Share (%)	Diff	Change (%)	Amount	Amount	Change (%)
Financial	210.9	65.4	240.0	68.6	29.0	13.7	226.0	14.0	6.2
Distribution	45.6	14.1	45.0	12.9	(0.6)	(1.4)	44.0	1.0	2.3
Other private	37.6	11.7	38.0	10.9	0.3	1.0	38.0	-	-
Public	28.2	8.8	27.0	7.7	(1.2)	(4.5)	27.0	-	-
Total	322.5	100.0	350.0	100.0	27.4	8.5	335.0	15.0	4.5

[1st Half]

(Unit: JPY billion)

	FY Mar 2007 (Results)		FY Mar 2008 (Forecasts) <A>		YoY		FY Mar 2008 (Forecasts as of Apr. 26, 2007) <B>	A-B	
	Amount	Share (%)	Amount	Share (%)	Diff	Change (%)	Amount	Amount	Change (%)
Financial	94.0	64.3	109.0	68.1	14.9	15.8	100.0	9.0	9.0
Distribution	23.6	16.2	22.0	13.8	(1.6)	(7.1)	21.0	1.0	4.8
Other private	16.5	11.3	17.0	10.6	0.4	2.5	16.0	1.0	6.3
Public	12.1	8.3	12.0	7.5	(0.1)	(0.9)	13.0	(1.0)	(7.7)
Total	146.4	100.0	160.0	100.0	13.5	9.3	150.0	10.0	6.7

[2nd Half]

(Unit: JPY billion)

	FY Mar 2007 (Results)		FY Mar 2008 (Forecasts) <A>		YoY		FY Mar 2008 (Forecasts as of Apr. 26, 2007) <B>	A-B	
	Amount	Share (%)	Amount	Share (%)	Diff	Change (%)	Amount	Amount	Change (%)
Financial	116.8	66.4	131.0	68.9	14.1	12.1	126.0	5.0	4.0
Distribution	21.9	12.5	23.0	12.1	1.0	4.7	23.0	-	-
Other private	21.0	11.9	21.0	11.1	(0.0)	(0.2)	22.0	(1.0)	(4.5)
Public	16.1	9.2	15.0	7.9	(1.1)	(7.3)	14.0	1.0	7.1
Total	176.0	100.0	190.0	100.0	13.9	7.9	185.0	5.0	2.7

II. FY March 2008 Financial Results Forecasts (Consolidated)

(3) Sales by segment

(Unit: JPY billion)

	FY Mar 2007 (Results)		FY Mar 2008 (Forecasts) <A>		YoY		FY Mar 2008 (Forecasts as of Apr 25, 2007) <B>	A-B	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)	Amount	Amount	Change (%)
Consulting Services	29.8	9.3	32.0	9.1	2.1	7.1	32.0	-	-
System Development & System Application Sales	135.7	42.1	153.0	43.7	17.2	12.7	142.0	11.0	7.7
System Management & Operations	126.5	39.3	139.0	39.7	12.4	9.8	133.0	6.0	4.5
Product Sales	30.3	9.4	26.0	7.4	(4.3)	(14.4)	28.0	(2.0)	(7.1)
IT Solution Services	292.6	90.7	318.0	90.9	25.3	8.7	303.0	15.0	5.0
Sales	322.5	100.0	350.0	100.0	27.4	8.5	335.0	15.0	4.5

II. FY March 2008 Financial Results Forecasts (Consolidated)

[1st Half]

(Unit: JPY billion)

	FY Mar 2007 (Results)		FY Mar 2008 (Forecasts) <A>		YoY		FY Mar 2008 (Forecasts as of Apr 26, 2007) <B>	A-B	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)	Amount	Amount	Change (%)
Consulting Services	13.3	9.1	13.0	8.1	(0.3)	(2.5)	13.0	-	-
System Development & System Application Sales	59.1	40.4	69.0	43.1	9.8	16.7	61.0	8.0	13.1
System Management & Operations	61.3	41.9	69.0	43.1	7.6	12.4	65.0	4.0	6.2
Product Sales	12.5	8.6	9.0	5.6	(3.5)	(28.6)	11.0	(2.0)	(18.2)
IT Solution Services	133.1	90.9	147.0	91.9	13.8	10.4	137.0	10.0	7.3
Sales	146.4	100.0	160.0	100.0	13.5	9.3	150.0	10.0	6.7

[2st Half]

(Unit: JPY billion)

	FY Mar 2007 (Results)		FY Mar 2008 (Forecasts) <A>		YoY		FY Mar 2008 (Forecasts as of Apr 26, 2007) <B>	A-B	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)	Amount	Amount	Change (%)
Consulting Services	16.5	9.4	19.0	10.0	2.4	14.9	19.0	-	-
System Development & System Application Sales	76.5	43.5	84.0	44.2	7.4	9.7	81.0	3.0	3.7
System Management & Operations	65.2	37.0	70.0	36.8	4.7	7.4	68.0	2.0	2.9
Product Sales	17.7	10.1	17.0	8.9	(0.7)	(4.3)	17.0	-	-
IT Solution Services	159.5	90.6	171.0	90.0	11.4	7.2	166.0	5.0	3.0
Sales	176.0	100.0	190.0	100.0	13.9	7.9	185.0	5.0	2.7

(4) Capital Expenditure

(Unit: JPY billion)

	FY Mar 2007 (Results)	FY Mar 2008 (Forecasts)	YoY	
	Amount	Amount	Diff	Change (%)
Tangible	17.4	21.0	3.5	20.4
Intangible	12.4	13.5	1.0	8.4
Total	29.9	34.5	4.5	15.4

(5) Depreciation & Amortization

(Unit: JPY billion)

	FY Mar 2007 (Results)	FY Mar 2008 (Forecasts)	YoY	
	Amount	Amount	Diff	Change (%)
Total	19.7	17.5	(2.2)	(11.6)

(6) R&D Expenditure

(Unit: JPY billion)

	FY Mar 2007 (Results)	FY Mar 2008 (Forecasts)	YoY	
	Amount	Amount	Diff	Change (%)
Total	2.8	4.8	1.9	67.6

File No. 82-34673

NEWS RELEASE

Revisions to Forecasts of Financial Results and Dividends for the Fiscal Year Ended March 31, 2008

July 25, 2007
Nomura Research Institute, Ltd.

Nomura Research Institute, Ltd., (NRI) has announced revisions to its financial results forecasts and dividends for the fiscal year ended March 31, 2008 (April 1, 2007 to March 31, 2008), which were originally released on April 26, 2007.

1. Revisions to financial results forecasts

(1) Reasons for revisions Demand was strong during the first quarter (April 1, 2007 to June 30, 2007), particularly from clients in the financial sector. The NRI Group has been working to intensify its project management and reduce system faults in order to increase productivity and improve quality. The NRI Group's appropriate approach to this demand generated business results that exceeded forecast levels. These conditions will persist in the second quarter and onward, and are expected to result in net sales and profits that exceed initial forecasts, requiring that these forecasts be revised as follows.

(2) Revised forecasts of consolidated financial results for the fiscal year ended March 31, 2008 (April 1, 2007 to March 31, 2008)

(a) Fiscal year (Unit: million yen)

		Sales	Operating profit	Net income
Previous forecasts	(A)	335,000	46,000	28,500
Current forecasts	(B)	350,000	52,000	33,500
Increase	(B - A)	15,000	6,000	5,000
Change	(%)	4.5	13.0	17.5
Reference: Results for the fiscal year ended March 31, 2007		322,531	43,897	27,019

(b) First half (Unit: million yen)

		Sales	Operating profit	Interim net income
Previous forecasts	(A)	150,000	21,000	13,000
Current forecasts	(B)	160,000	25,000	17,000
Increase	(B - A)	10,000	4,000	4,000
Change	(%)	6.7	19.0	30.8
Reference: Financial results for the half ended September 30, 2007		146,452	20,840	13,486

(3) Revised forecasts of non-consolidated financial results for the fiscal year ended March 31, 2008 (April 1, 2007 to March 31, 2008)

(a) Fiscal year (Unit: million yen)

		Sales	Operating profit	Net income
Previous forecasts	(A)	320,000	42,000	25,600
Current forecasts	(B)	335,000	48,000	30,600
Increase	(B - A)	15,000	6,000	5,000
Change	(%)	4.7	14.3	19.5
Reference: Financial results for the fiscal year ended March 31, 2007		310,280	39,847	51,697

(b) First half (Unit: million yen)

		Sales	Operating profit	Interim net income
Previous forecasts	(A)	144,000	19,000	11,800
Current forecasts	(B)	154,000	23,000	15,800
Increase	(B - A)	10,000	4,000	4,000
Change	(%)	6.9	21.1	33.9
Reference: Financial results for the half ended September 30, 2007		140,695	18,765	37,562

2. Revisions to dividend forecasts
   (1) Reasons for revisions
   NRI's basic policy on profit distribution is to provide appropriate and stable dividends, taking into consideration the enhancement of internal reserves to ensure long-term business growth. The target dividend payout ratio is 30%, taking into account the business profit levels and the status of cash flow.
   Taking forecasts of financial results for the fiscal year and the status of cash flows into account, NRI now expects an increase over the initial forecasts in dividends of ¥4 per share at the end of the first half and another ¥4 increase at the end of the fiscal year. This brings the forecast of total dividends for the fiscal year to ¥48 per share.

   (2) Dividends per share for the fiscal year ending March 31, 2008

	Dividends per share		
Dividend period	First half	Fiscal year	Annual total
Previous forecasts	¥20	¥20	¥40
Current forecasts	¥24	¥24	¥48
Current year result			
Reference: Dividends for the fiscal year ended March 31, 2007	¥14	¥22	¥36

(Note)
1. Dividends per share assume the business environment and business results forecast at the present time.
2. Based on forecasts of financial results, a consolidated dividend payout ratio of 29.2% is expected for the fiscal year ending March 31, 2008.
3. Figures for dividends per share for the fiscal year ended March 31, 2007 are based on the number of shares prior to the April 1, 2007 five-to-one share split.

Notice: Sales and profit figures forecast in this release are based on information available to management at the present time. As such, this forecast contains risk and uncertainty. Readers should be aware that actual sales and profits may differ from this forecast.

[For general inquiries, please contact:]
Shin Ueoka, Investor Relations Department
Tel: +81-3-6660-8390
E-mail: ir@nri.co.jp

To List of Press Releases

File No. 82-34673

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

<u>Amendment to Extraordinary Report</u>

An Amendment to Extraordinary Report dated July 10, 2007 regarding the determination of undetermined terms of issuance of stock acquisition rights, prepared in accordance with paragraph 5 of Article 24-5 of the Securities and Exchange Law, has been submitted to the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network). The amendment to extraordinary report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the main and Osaka offices of NRI for a certain period.